FEE WAIVER AGREEMENT

By this Agreement, Vantagepoint Investment Advisers, LLC (“VIA”) agrees to waive and/or reimburse, on the terms and subject to the conditions set forth herein, certain advisory fees charged by VIA to the Vantagepoint High Yield Fund (the “Fund”), a separate series of The Vantagepoint Funds, pursuant to the Second Master Investment Advisory Agreement between The Vantagepoint Funds, on behalf of the Fund, and VIA (the “Second Master Agreement”).

1.	Amount of Fee Waiver. The amount of advisory fees waived pursuant to this Agreement shall be 0.08% of the current 0.28% annual fee rate for the Fund as set forth in the Schedule of the Second Master Agreement.

2.	Term of Waiver. This fee waiver shall be in effect until (a) April 30, 2016 or (b) such later date as VIA may from time to time notify to the Board, in writing. For so long as this fee waiver remains in effect, VIA shall inform the Board annually and in writing whether it intends to continue or discontinue the waiver, in whole or in part, as to the Fund at the time of the Board’s annual consideration of the renewal of the Second Master Agreement.

3.	Effective Date: The effective date of this Agreement shall be May 1, 2015.

4.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

5.	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, VIA has caused this Agreement to be executed by its duly authorized officer, as of this 27th day of April, 2015.

VANTAGEPOINT INVESTMENT ADVISERS, LLC.

By:	/s/ Angela Montez
Angela Montez
Secretary

Approved By:	/s/ Richard Whitty
Richard Whitty
Assistant Treasurer

Acknowledged by:

THE VANTAGEPOINT FUNDS, on behalf of the Vantagepoint High Yield Fund

By:	/s/ Angela Montez
Angela Montez
Secretary

Approved By:	/s/ Richard Whitty
Richard Whitty
Assistant Treasurer

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